BIGLARI HOLDINGS INC.
19100 RIDGEWOOD PARKWAY, SUITE 1200
SAN ANTONIO, TEXAS 78259
TELEPHONE (210) 344-3400
FAX (210) 344-3411

January 17, 2023

Abe Friedman and Lyn Shenk
Division of Corporation Finance, Office of Trade & Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Biglari Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 28, 2022
Form 10-Q for Fiscal Quarter Ended September 30, 2022
Filed November 4, 2022
File No. 001-38477

Dear Messrs. Friedman and Shenk:

We are writing to respond to your letter dated December 15, 2022. To assist you in reviewing our response, we preceded each response with a copy of the comment as stated in your letter. Dollars are in thousands.

Form 10-Q for Fiscal Quarter Ended September 30, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comment 1:
Please revise to supplement your disclosure with analysis of underlying reasons for changes in results. For example, we note that insurance losses increased as a percent of premiums earned for First Guard and Southern Pioneer.

Response to Comment 1:
Through our subsidiaries, we engage in numerous diverse business activities. Certain businesses are grouped together based upon similar characteristics, even though those business units are operated under separate management. We believe our disclosures were relevant and appropriate. We attempt to avoid providing data that has no analytical value, as it could obfuscate rather than illuminate data of material importance. Notwithstanding the aforementioned, in the future, we will provide supplemental disclosures similar to those expounded below.

First Guard’s ratio of losses and loss adjustment expenses to premiums earned was 52.8% in the third quarter and 61.3% in the first nine months of 2022, increases of 6.3 percentage points and 13.9 percentage points, respectively, compared to the same periods in 2021. First Guard’s underwriting results in 2022 were in line with its historical performance despite cost inflation in property and physical damage claims, which began to accelerate in 2022. However, 2021 was an abnormally favorable year, with low claim frequency despite a return to pre-pandemic traffic patterns.

Southern Pioneer’s ratio of losses and loss adjustment expenses to premiums earned was 66.6% in the third quarter and 63.3% in the first nine months of 2022, increases of 16.6 percentage points and 12.7 percentage points, respectively, compared to the same periods in 2021. Southern Pioneer’s performance was primarily attributable to higher claim frequency and severity (mainly related to adverse weather) in several niche lines.

Our oil business is highly dependent on oil and natural gas prices. The average WTI price per barrel for the nine months ended September 30, 2022, was approximately $95.00, compared to approximately $61.00 for the nine months ended September 30, 2021. It is expected that the prices of oil and gas commodities will remain volatile, which will be reflected in our financial results.

The brand licensing business is going to be highly uneven because licensing projects themselves materialize with irregularity.

Investment gains and losses in 2022 and 2021 mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment and derivative gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly or annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings.

Form 10-K for Fiscal Year Ended December 31, 2021
Notes to Consolidated Financial Statements, page 32

Comment 2:
Please tell us your consideration of providing insurance disclosures required by ASC 944, specifically ASC 944-40-50-3 and 50-4B through 50-4H.

Response to Comment 2:
Our insurance operations are composed of First Guard Insurance Company and Southern Pioneer Property & Casualty Insurance Company. First Guard is a direct underwriter of commercial truck insurance, selling physical damage and nontrucking liability insurance to truckers. Southern Pioneer underwrites garage liability and commercial property insurance, and homeowners and dwelling fire insurance, among other niche lines.

We have concluded that the insurance disclosures required by ASC 944-40-50-3 and 50-4B through 50-4H are qualitatively and quantitatively immaterial to the consolidated financial statements.

ASC 944-40-50-3 requires the disclosure of information about the liability for unpaid claims and claim adjustment expenses in a tabular roll forward. As of December 31, 2021, reserves for unpaid losses and loss adjustment expenses were $14,609, which was 4.8% of Biglari Holdings’ consolidated total liabilities. As a consequence, we did not believe that disclosing the tabulation of unpaid claims and claim adjustment expenses would provide meaningful information to the reader.

ASC 944-40-50-4B through 4H describes disclosures of information about claim adjustment expenses, reinsurance and reinsurance recoverables, and incurred-but-not-reported liabilities – none of which are material to the consolidated financial statements. ASC 944-40-50-4E is not applicable, as we have no health insurance claims. As noted above, reserves for unpaid losses and loss adjustment expenses are immaterial to the consolidated financial statements. As a consequence, we do not believe that the disclosures would provide meaningful information to the reader.

The Company will reassess the disclosures with the preparation of our Form 10-K for the period ending December 31, 2022, based on materiality to the consolidated financial statements.

Note 19. Supplemental Oil and Gas Disclosures (Unaudited), page 51

Comment 3.
Please expand your disclosure to provide the information relating to the costs incurred for property acquisition, exploration, and development activities. Refer to FASB ASC 932- 235-50-18.

Response to Comment 3:
As stated in our annual reports, we purchased Southern Oil Inc. in 2019 with the intent of producing oil and natural gas. We are not a typical oil and gas producer, for other such firms spend substantial capital every year on new leases and wells to compensate for the depletion of reserves through production. In contrast, we are primarily in the production business. However, through the management of existing wells, some of our operational activities may be deemed development activity. If the Company conducts exploration and development activities, it will generally do so through the procurement of partners, to shift the capital intensity and risks associated with such activities.

Southern Oil did not have any property acquisition or exploration activities during 2021, and its development costs were nominal.

To the extent that the Company engages in property acquisition, exploration, and development activities, we will reassess the disclosures with the preparation of our Form 10-K for the year ending December 31, 2022. Also, in future filings the Company will clarify whether there have been any property acquisition, exploration, and development activities, even if there were none.

Comment 4:
We note disclosure on page 51 indicating you determined that the Company had significant oil and gas producing activities during the year ended December 31, 2021, in accordance with ASC 932 “Extractive Activities-Oil and Gas.” Refer to the requirements in Item 1201(a) and expand the information relating to Southern Oil to provide the disclosures specified in Items 1202 through 1208 of Regulation S-K.

Response to Comment 4:
Southern Oil only has proved reserves recorded on its balance sheet. The Company disclosed the total reserves by product type at December 31, 2021, in Note 19, Supplemental Oil and Gas Disclosures. All of Southern Oil’s wells are in the United States, primarily in the shallow waters of the Gulf of Mexico. Southern Oil engaged an independent third party, Netherland, Sewell & Associates Inc., to provide an estimate of the Company’s reserves. The report is exhibit 99.1 of the Form 10-K for the year ended December 31, 2021. We do not believe any additional information would be meaningful to the reader. However, because of our recent acquisition of another oil business, we expect to provide additional information specified in Item 1202 in our Form 10-K for the year ending December 31, 2022.

The Company did not have any drilling or exploration activities in 2021. In fact, the Company incurred nominal development costs for just one well in its proved undeveloped reserves on the balance sheet. The Company did not believe that the disclosures for Item 1203 would provide meaningful information to the reader.

Southern Oil operated in only one geographical production area and we believe the material information related to item 1204 was disclosed for 2021. In future filings, we will clarify our oil and gas exploratory and development activities (or lack thereof), as specified in Items 1205 and 1206, when applicable.

The Company did not have any material delivery commitments in 2021, as specified in Item 1207. We did not believe the information regarding oil and gas properties, wells, operations, and acreage, as specified in Item 1208, was material to readers. We will reassess the disclosures with the preparation of our Form 10-K for the year ending December 31, 2022.

Comment 5:
We note you determined that the Company did not have significant oil and gas producing activities during the years ended December 31, 2020 and 2019. Please provide us the rationale in reasonable detail supporting your conclusion.

Response to Comment 5:
We tested for significant oil and gas producing activities within the meaning of ASC 932. We followed the criteria presented in FAS 019, paragraph 59C, and ASU 2010-03, paragraph 11, for each period. The calculations did not exceed the applicable thresholds (10%) for the years ended December 31, 2020 and 2019.

Estimated Quantities of Proved Oil and Natural Gas Reserves, page 51

Comment 6:
Please expand your disclosure of proved reserves, and the changes therein, expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

Response to Comment 6:
Where applicable in future filings, we will clarify the basis used for converting natural gas volumes to equivalent barrels of oil.

Comment 7:
Please expand the presentation of your proved developed reserves and proved undeveloped reserves by individual product type to include the net quantities as of the beginning of the period presented, e.g. as of December 31, 2020.

Response to Comment 7:
At the beginning of 2021 and at year-end, Southern Oil’s proved undeveloped reserves were primarily related to a couple of wells, which we did not view as material. In addition, we had nominal activity in our proved undeveloped properties. We did not believe that disclosing a roll forward of proved undeveloped reserves would provide meaningful information to the reader. If our proved undeveloped reserves continue to be immaterial in future periods, we will state that any disclosures by individual product type are only for proved developed reserves.

Should you have any questions or further comments, please contact the undersigned at (210) 344-3400.

Sincerely,

Biglari Holdings Inc.

/s/ Bruce Lewis
Bruce Lewis Controller